Annmarie Hagan

Vice President Chief Accounting Officer

CIGNA Corporation

Two Liberty Place

1601 Chestnut Street

Routing TL14A

Philadelphia, PA 19192-1550

Telephone 215.761.1206

Facsimile 215.761.5530

September 13, 2006

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

RE:	CIGNA Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 23, 2006
File No. 1-08323

Dear Mr. Rosenberg:

On behalf of CIGNA Corporation and in response to your letter to Mr. Bell dated August 29, 2006, please be advised that, as discussed with Ms. Parikh earlier today, we expect to provide you a response on or before October 6, 2006. If you would like to discuss this matter in advance of our formal reply, please do not hesitate to contact me at (215) 761-1206 or by facsimile at (215) 761-5530.

Thank you.

Sincerely,

/s/ Annmarie Hagan

Annmarie T. Hagan

VP & Chief Accounting Officer

cc:	Sasha Parikh

Mary Mast